CUSIP No. 619908 30 4	13G	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED  PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS  THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Act of 1934

MOTIENT CORPORATION

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

619908304

(CUSIP Number)

August 20, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 619908 30 4	13G	Page 2 of 12 Pages

1	Name of Reporting Person Steven A. Van Dyke I.R.S. Identification No. of Above Person Not applicable

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

	5	Sole Voting Power 0

Number of Shares Beneficially Owned by	6	Shared Voting Power 2,665,178

Each Reporting Person With	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,665,178

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,665,178

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.66%

12	Type of Reporting Person IN, HC

CUSIP No. 619908304	13G	Page 3 of 12 Pages

1	Name of Reporting Person Douglas P. Teitelbaum I.R.S. Identification No. of Above Person Not applicable

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

	5	Sole Voting Power 0

Number of Shares Beneficially Owned by	6	Shared Voting Power 2,665,178

Each Reporting Person With	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,665,178

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,665,178

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.66%

12	Type of Reporting Person IN, HC

CUSIP No. 619908304	13G	Page 4 of 12 Pages

1	Name of Reporting Person John D. Stout I.R.S. Identification No. of Above Person Not applicable

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

	5	Sole Voting Power 0

Number of Shares Beneficially Owned by	6	Shared Voting Power 2,665,178

Each Reporting Person With	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,665,178

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,665,178

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.66%

12	Type of Reporting Person IN, HC

CUSIP No. 619908304	13G	Page 5 of 12 Pages

1	Name of Reporting Person Bay Harbour Management, L.C. I.R.S. Identification No. of Above Person 59-3418243

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Florida

	5	Sole Voting Power 2,665,178

Number of Shares Beneficially Owned by	6	Shared Voting Power 0

Each Reporting Person With	7	Sole Dispositive Power 2,665,178

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,665,178

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.66%

12	Type of Reporting Person IA

CUSIP No. 619908304	13G	Page 6 of 12 Pages

Item 1(a)	Name of Issuer
Motient Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10802 Parkridge Boulevard Reston, VA 20191-5416

Item 2(a)	Name of Person(s) Filing:

Bay Harbour Management, L.C. (“Bay Harbour”), Steven A. Van Dyke (“Mr. Van Dyke”), Douglas P. Teitelbaum (“Mr. Teitelbaum”) and John D. Stout (“Mr. Stout”), in their capacities as principals of Bay Harbor.

Item 2(b)	Address of Principal Business Office:

The principal business address of Bay Harbour, Mr. Teitelbaum, Mr. Stout and Mr. Van Dyke is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

Bay Harbour – Florida Mr. Van Dyke – United States Mr. Teitelbaum – United States Mr. Stout – United States

CUSIP No. 619908304	13G	Page 7 of 12 Pages

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share, of Motient Corporation (“Motient Common Stock”).

Item 3	The person(s) filing is (are):

Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Mr. Van Dyke is a “parent holding company” of Bay Harbour.

Mr. Teitelbaum is a “parent holding company” of Bay Harbour.

Mr. Stout is a “parent holding company” of Bay Harbour.

Item 4(a)	Amount Beneficially Owned:

As of August 31, 2002, Bay Harbour may be deemed to be the beneficial owner of 2,665,178 shares of GBT Common Stock as a result of voting and dispositive power that it held with respect to the 2,665,178 shares of Motient Common Stock held for the account of private investment funds and managed accounts.

As of August 31, 2002, Mr. Van Dyke may be deemed beneficial owner of consisting of 2,665,178 shares of Motient Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a principal of Bay Harbour.

As of August 31, 2002, Mr. Teitelbaum may be deemed the beneficial owner of 2,665,178 shares of Motient Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a principal of Bay Harbour.

As of August 31 2002, Mr. Stout may be deemed the beneficial owner of 2,665,178 shares of Motient Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Stout is a principal of Bay Harbour.

CUSIP No. 619908304	13G	Page 8 of 12 Pages

Item 4(b)	Percent of Class:
10.66%
Item 4(c)	Number of shares as to which reporting persons have:
Number of shares as to which Bay Harbour has:
(i) sole power to vote or direct the vote: 2,665,178
(ii) shared power to vote or to direct the vote: 0
(iii) the sole power to dispose of or to direct the disposition of: 2,665,178
(iv) shared power to dispose of or to direct the disposition of: 0
Number of shares as to which Mr. Van Dyke has:
(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 2,665,178
(iii) the sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 2,665,178
Number of shares as to which Mr. Teitelbaum has:
(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 2,665,178
(iii) the sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 2,665,178
Number of shares as to which Mr. Stout has:
(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 2,665,178
(iii) the sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 2,665,178

CUSIP No. 619908304	13G	Page 9 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of another Person

The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Motient Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Motient Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Item 3 hereof.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of the Group.
Not Applicable.
Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 619908 30 4	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2002	BAY HARBOUR MANAGEMENT, L.C.
	By:	/s/ STEVEN A. VAN DYKE
Name: Steven A. Van Dyke
Title: President
Date: September 9, 2002		/s/ STEVEN A. VAN DYKE
Steven A. Van Dyke

Date: September 9, 2002		/s/ DOUGLAS P. TEITELBAUM
Douglas P. Teitelbaum
Date: September 9, 2002		/s/ JOHN D. STOUT
John D. Stout

CUSIP No. 619908304	13G	Page 11 of 12 Pages

Exhibit Index

Exhibit I	Joint Filing Agreement, dated September 9, 2002, by and among Bay Harbour Management, L.C., Steven A. Van Dyke, Douglas P. Teitelbaum and John D. Stout.